ITAÚ UNIBANCO HOLDING S.A. (*)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Standardization of Trading Symbols - ITUB

As from May 2009, the New York Stock Exchange has authorized listed companies to use four letters in their trading symbols (denominated “tickers”). In the light of this decision, Itaú Unibanco Holding S.A. decided to standardize the “tickers” on all the stock exchanges where it is listed.

This measure facilitates comparability in the three capital markets in which the company’s securities are negotiated and better reflects the merger between Itaú and Unibanco.

Itaú Unibanco Holding S.A. therefore announces to the market that all trading symbols are to be changed simultaneously on all stock exchanges on which the company’s securities are negotiated, as follows:

	Up to May 19 (inclusive)	As from May 20
Non-voting Shares – BM&FBovespa (Brazil)	ITAU4	ITUB4
Common Shares – BM&FBovespa (Brazil)	ITAU3	ITUB3
ADR’s – NYSE (USA)	ITU	ITUB
Cedear’s – Merval (Argentina)	ITAU4	ITUB4

São Paulo (SP), May 11, 2009.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

(*)The new company name of Itaú Unibanco Banco Múltiplo S.A., pending ratification by the Brazilian Central Bank.